UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER: 000-49883

A. Full title of the plan and address of the plan, if different from that of issuer named below:

Plumas Bank
401 (k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Plumas Bancorp

35 S. Lindan Avenue
Quincy, CA 95971

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.

The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2015, prepared in accordance with the financial reporting requirements of ERISA.

 PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2015 and 2014

PLUMAS BANK 401(k) PROFIT SHARING PLAN

Quincy, California

FINANCIAL STATEMENTS

December 31, 2015 and 2014

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

   Plumas Bank 401(k) Profit Sharing Plan

Quincy, California

We have audited the accompanying statements of net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2015 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2015 financial statements taken as a whole.

/s/ Vavrinek, Trine, Day & Company, LLP

Laguna Hills, California

June 15, 2016

1.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014

ASSETS

Investments:
Investments at fair value (Note 4)	$7,947,999	$8,094,311
Investments at contract value (Note 3)	1,448,726	1,676,934
Total Investments	9,396,725	9,771,245
Receivables:
Notes receivable from participants	141,893	88,897

Net assets available for benefits	$9,538,618	$9,860,142

 See accompanying notes to financial statements.

2.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2015 and 2014

	2015	2014
ADDITIONS

Investment income:
Net (depreciation) appreciation in fair value of investments	$(19,425)	$527,492
Interest and dividends	100,125	100,841

Net investment income	80,700	628,333

Interest income on notes receivable from participants	4,677	4,670

Contributions:
Employer	111,383	-
Participant	721,387	601,111

	832,770	601,111
Total additions	918,147	1,234,114

DEDUCTIONS

Benefits paid to participants	1,227,355	638,741
Administrative expense	12,316	10,211

Total deductions	1,239,671	648,952

Net (decrease) increase	(321,524)	585,162

Net assets available for benefits:
Beginning of year	9,860,142	9,274,980

End of year	$9,538,618	$9,860,142

 See accompanying notes to financial statements.

3.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plumas Bank (the "Bank") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested. Participants are automatically enrolled on the first day of the month following the date the participant meets eligibility requirements.

Employer Contributions

During 2015, the Company’s contribution totaled $111,383 consisting of a matching amount of 25% of the employee’s contribution up to a total of 2% of the employee’s compensation. The Bank provided no match on participant's elective deferrals for the year ended December 31, 2014. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. During 2015 and 2014 the Bank did not make any discretionary contributions. Bank contributions are subject to certain IRC limitations. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested

2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Bank's matching and discretionary contributions and Plan earnings and is charged with withdrawals and an allocation of Plan losses and investment management fees. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

4.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prevailing market rates at the time of borrowing. Principal and interest are paid through payroll deductions.

Payment of Benefits

On termination of employment or other reasons specified by the Plan, a participant may elect to receive a lump sum payment, a part lump sum payment and part installment payments, or installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant's life expectancy or the joint life expectancy of the participant or participant's beneficiary. As of December 31, 2015 and 2014, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Forfeitures from the nonvested portion of terminated employees' account balances can be used to reduce employer contributions in the following plan year or can be used to pay administrative expenses. No forfeitures were used to offset plan expenses during the years ended December 31, 2015 and 2014, respectively.

Administrative Costs

During 2015 and 2014 all administrative costs were paid by the Participants.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants will become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.

5.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from these estimates.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Delinquent participant loans are recorded as benefits paid to participants based upon the terms of the plan document.

Risks and Uncertainties

The Plan utilizes various investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. The adoption has been reflected in Note 4 – Fair Value Measurements of the financial statements. The adoption had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits as December 31, 2015 and 2014.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of October 25, 2015 and has applied the provisions retrospectively. The Plan is not adopting the provisions of ASU 2015-12 Part III.

6.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

NOTE 3 - INVESTMENT IN CONTRACT WITH INSURANCE COMPANY

At December 31, 2015 and 2014, the Plan has an investment in a fully benefit-responsive Group Annuity contract with Principal Life Insurance Company (Principal; Issuer) which is reported at contract value in the statements of net assets available for benefits. Under the terms of the contract, the contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. In the event that the Plan Sponsor terminates the contract and requests an immediate payout, the contract payout would be subject to a 5% termination fee. The plan administrator does not believe that the occurrence of any other such contract value events, which would limit the Plan's ability to transact at contract value with participants, is probable. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The crediting interest rate of the contract is based on a formula agreed upon with the issuer, as defined in the contract agreement, but cannot be less than zero. Such interest rates are reviewed and reset on semi-annual basis. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.

7.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the actual date the event or change in circumstances that caused the transfer.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company Common Stock: The fair value of Plumas Bancorp common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Mutual Funds: The fair values of mutual fund investments are valued at the NAV of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2015

Common stock of Plan Sponsor	$1,048,536	$1,048,536	$-	$-
Investments measured at net asset value:
Mutual Funds	6,899,463
Total investments at fair value	7,947,999
Investments at contract value	1,448,726
Total Investments	$9,396,725

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2014

Common stock of Plan Sponsor	$971,280	$971,280	$-	$-
Investments measured at net asset value:
Mutual Funds	7,123,031
Total investments at fair value	8,094,311
Investments at contract value	1,676,934
Total Investments	$9,771,245

NOTE 5 - CONCENTRATION OF INVESTMENTS

At December 31, 2015 and 2014, the Plan held investments in Plumas Bancorp common stock, representing approximately 11% and 10% of net assets available for benefits, respectively.

9.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2015 and 2014, the Plan's investments in Plumas Bancorp common stock (a related party) are as follows:

	December 31,
	2015	2014

Number of shares	120,799	121,638
Fair value, based on quoted market values	$1,048,536	$971,280

Certain Plan investments are managed by Principal. Principal is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $12,316 and $10,211 for the years ended December 31, 2015 and 2014, respectively and were included as a reduction of the return earned on each fund. Notes receivable from participants also reflect party-in-interest transactions.

NOTE 7 - FEDERAL INCOME TAX STATUS

The Plan obtained a favorable determination letter, dated May 8, 2015, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the Internal Revenue Code (IRC). Previous to this the Plan was operating under an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2012.

10.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK 401(K) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374

PLAN NUMBER:  001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

(a)		(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost(1)	(e) Value
		MUTUAL FUNDS:
		T. Rowe Price/Brown Advisory LargeCap Growth I R5 Fund	98,185.93	Shares		$1,139,938
		Edge Asset Management - Capital Appreciation R5 Fund	18,805.29	Shares		1,056,293
		American Funds EuroPacific Growth R3 Fund	19,587.91	Shares		871,662
		Goldman Sachs/LA Capital Mgmt. MidCap Value I R5 Fund	49,869.98	Shares		614,398
		PIMCO Total Return A Fund	59,652.10	Shares		600,697
		Prudential Jennison Mid Cap Growth A Fund	17,004.69	Shares		576,969
*		Principal LifeTime 2020 R5 Fund	29,854.63	Shares		381,244
*		Principal LifeTime 2030 R5 Fund	29,169.57	Shares		377,454
*		Principal Global Adv. LargeCap S&P 500 Index R5 Fund	13,689.99	Shares		197,273
		Delaware Small Cap Value A	4,108.34	Shares		188,532
		JP Morgan High Yield A Fund	24,938.75	Shares		169,583
*		Principal LifeTime 2025 R5 Fund	13,821.73	Shares		138,494
*		Principal Global Adv. SmallCap S&P 600 Index R5 Fund	4,827.71	Shares		107,513
		Edge Asset Management - Equity Income R5 Fund	3,935.73	Shares		98,472
		Well Fargo Advantage Money Market A Fund	86,330.51	Shares		86,331
		Oppenheimer Developing Markets A Fund	2,503.55	Shares		76,108
*		Principal LifeTime 2050 R5 Fund	4,292.86	Shares		57,310
*		Principal LifeTime Strategic Income R5 Fund	2,652.38	Shares		30,874
*		Principal LifeTime 2035 R5 Fund	2,643.83	Shares		28,236
*		Principal LifeTime 2040 R5 Fund	2,018.95	Shares		27,599
*		Principal LifeTime 2045 R5 Fund	2,013.46	Shares		21,806
*		Principal Global Adv. MidCap S&P 400 Index R5 Fund	1,039.47	Shares		18,669
*		Principal LifeTime 2055 R5 Fund	1,285.53	Shares		14,385
		Eagle Small Cap Growth A Fund	290.22	Shares		14,273
*		Principal LifeTime 2060 R5 Fund	331.97	Shares		3,851
*		Principal LifeTime 2015 R5 Fund	156.03	Shares		1,499

		STOCK:
*		Plumas Bancorp Common	120,799.14	Shares		1,048,536

		INVESTMENT CONTRACT:
*		Principal Fixed Income Guaranteed Option				1,448,726

		RECEIVABLES:
*		Notes Receivable from Participants	Interest rate of 4.25% and maturity dates from 2016 through 2020			141,893
						$ 9,538,618

	(1)	Cost is not required for participant-directed investments
	*	Party-in-interest to the Plan.

11.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan
(Name of Plan)

Date: June 15, 2016	/s/ Richard L. Belstock
Richard L. Belstock
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Independent Registered Public Accountant’s Consent for the audit of year ended December 31, 2015 dated June 15, 2016.